Exhibit 99.1

NEWS RELEASE

Aurinia Pharmaceuticals to begin trading on the NASDAQ Global Market

VICTORIA, BRITISH COLUMBIA – September 2nd, 2014 – Aurinia Pharmaceuticals Inc. (the “Company”) (TSX: AUP) today announced that the Company has received approval by the NASDAQ Listing Qualifications Department to list its common shares on the NASDAQ Global Market (“NASDAQ”). Trading will commence today, September 2nd, at the opening of the market under the trading symbol “AUPH”. The company’s shares will continue to trade on the Toronto Stock Exchange (“TSX”) under the trading symbol “AUP”.

“We are very pleased to have our common shares listed on both the TSX and the NASDAQ exchanges,” said Stephen Zaruby, President and Chief Executive Officer of the Company. “The listing on NASDAQ is a significant milestone for the Company and represents the culmination of a series of strategic restructuring steps undertaken by the Company. Management believes that by listing on NASDAQ, a premier U.S. stock exchange, the Company will increase awareness and provide greater liquidity for investors and institutions.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com, www.sedar.com and www.sec.gov for more information.

Company Contact:

Stephen Zaruby

President & Chief Executive Officer

250-708-4293

szaruby@auriniapharma.com

or

Michael R. Martin

Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com